Exhibit 99.10

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 14 June 2005 it purchased for cancellation 300,000 of its ordinary shares at a price of 324.7042 pence per ordinary share.